FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2023

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Results of the Exercise of Voting Rights of the 147th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 3, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Results of the Exercise of Voting Rights of the 147th Ordinary General Meeting of Shareholders

1.Reason for the submission
The report is submitted pursuant to the provisions of Article 24-5, Paragraph 4 in the Financial Instruments and Exchange Act, and Article 19, Paragraph 2, Item 9-2 in the Cabinet Office Ordinance on Disclosure of Corporate Information, etc., which shows the results of the resolution on the matters to be resolved at the 147th Ordinary General Meeting of Shareholders of the Company held on June 28, 2023.

2.Contents
[1] The date of the shareholders meeting
June 28, 2023
　[2] Details of matters to be resolved
First Proposal: Appropriation of Surplus
Concerning the year-end dividend
90 yen per share of common stock of the Company
Second Proposal: Election of Eleven (11) Directors who are not Audit and Supervisory Committee Members
To elect Christophe Weber, Andrew Plump, Costa Saroukos, Masami Iijima, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Steven Gillis, John Maraganore, Michel Orsinger and Miki Tsusaka as Directors who are not Audit and Supervisory Committee Members.
Third Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
To pay bonuses within a total of 400 million yen to the 3 Directors who are not Audit and Supervisory Committee Members (excluding Directors resident overseas and External Directors) in office as of the end of this fiscal year.

[3] Numbers of voting rights for approval of, against and abstaining from each of the matters to be resolved, requirements for each of the matters to be resolved to be approved and the results for each resolution

Matter to be resolved	Approval (No. of voting rights)	Against (No. of voting rights)	Abstention (No. of voting rights)	Total No. of voting rights exercised	Result (Proportion of approval)	Approval requirements
First Proposal	11,816,001	94,268	322	11,959,632	Approval (98.80%)	(Note) 1
Second Proposal						(Note) 2
Christophe Weber	11,444,162	287,686	179,325	11,960,214	Approval (95.69%)
Andrew Plump	11,695,316	215,607	261	11,960,225	Approval (97.79%)
Costa Saroukos	11,511,080	220,679	179,400	11,960,200	Approval (96.24%)
Masami Iijima	11,766,826	143,958	382	11,960,207	Approval (98.38%)
Olivier Bohuon	11,632,464	278,302	388	11,960,195	Approval (97.26%)
Jean-Luc Butel	11,700,454	210,279	388	11,960,162	Approval (97.83%)
Ian Clark	11,414,387	496,320	430	11,960,178	Approval (95.44%)
Steven Gillis	11,647,430	263,311	396	11,960,178	Approval (97.39%)
John Maraganore	11,496,922	413,805	410	11,960,178	Approval (96.13%)
Michel Orsinger	11,639,200	271,546	403	11,960,190	Approval (97.32%)
Miki Tsusaka	11,822,824	87,938	351	11,960,154	Approval (98.85%)
Third Proposal	11,709,727	190,770	10,485	11,960,023	Approval (97.91%)	(Note) 1

(Note) 1. Approval requires a majority of the voting rights of shareholders in attendance and able to exercise voting rights.
2. Approval requires the attendance of shareholders possessing at least one third of the voting rights of shareholders who are able to exercise voting rights and a majority of the voting rights of shareholders in attendance.

[4] Reason for not adding some of the voting rights of shareholders who attended the Ordinary General Meeting of Shareholders to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved

The requirements for approval of the resolutions were met by the advance voting by the day prior to the date of this Ordinary General Meeting of Shareholders and the tallying of votes received from some of the shareholders who attended on the day of the meeting for which the approval or otherwise of the resolutions could be confirmed, and the resolutions were thus passed legally in accordance with the Companies Act. Therefore, the remaining votes of shareholders who attended on the day of this Ordinary General Meeting of Shareholders were not added to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved.

End of Document